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02053661

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31657

SEC MAIL PROCESSING RECEIVED SEP 3 0 2002 WASH. D.C. 161 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/01 (MM/DD/YY) AND ENDING 07/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
General Securities, Corporation

OFFICIAL USE ONLY
15067
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

422 E. Armour Rd
(No. and Street)

North Kansas City, (City) MO (State) 64116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Miller 816 472-7170
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bruce Culley CPA, PC
(Name — *if individual, state last, first, middle name*)

3000 Brooketree Lane (Address) Gladstone (City) MO (State) 64119 (Zip Code)

CHECK ONE:

X Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 25 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, David S Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of General Securities Corp, as of 7 31, ~~19~~2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

Sherry Kruger
Notary Public

SHERRY KRUGER
Notary Public – Notary Seal
State of Missouri
County of Clay
My Commission Expires Jun 5, 2004

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRUCE D. CULLEY C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 • Fax: 453-0721

GENERAL SECURITIES CORPORATION

INTERNAL CONTROL REPORT

YEAR ENDED JULY 31, 2002

BRUCE D. CULLEY CPA, PC
3000 Brooktree Lane, Suite 210
Gladstone, Mo. 64119
(816) 453-1040

September 20, 2002

Board of Directors
General Securities Corporation
North Kansas City, Missouri 64116

In planning and performing my audit of the financial statements of General Securities Corporation (the Company) for the year ended July 31, 2002, I considered its internal control structure, including procedures for safeguarding securities in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by General Securities Corporation that I considered relevant to the objectives stated in rule 17a-5 (g) (1) to make the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11) and the reserve required by rule 15c3-3 (e); (2) to make the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13; (3) to comply with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) to obtain and maintain physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred in to the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of an internal control structure and of the practices and procedures is to provide management with reasonable, but not absolute, assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at July 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Bruce Culley
Certified Public Accountant

GENERAL SECURITIES CORPORATION

Table of Contents

BRUCE D. CULLEY CPA, PC
3000 Brooktree Lane, Suite 210
Gladstone, Mo. 64119
(816) 453-1040

Independent Auditor's Report

Board of Directors
General Securities Corporation
North Kansas City, Missouri

I have audited the accompanying statements of financial condition of General Securities Corporation as of July 31, 2002, and the related statements of income, schedules of operating expenses, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of General Securities Corporation as of July 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bruce Culley
Certified Public Accountant

Gladstone, Missouri
September 20, 2002

GENERAL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
JULY 31, 2002

ASSETS

ASSETS	
Cash	$ 43,057
Cash - Restricted	69,402
Deposits with Clearing Organization	50,244
Receivable from Clearing Organizations	13,738
Securities Owned	
Marketable, at Market Value	36,741
Not Readily Marketable, at Fair Value	636
Furniture, Equipment and Leasehold Improvements at Cost, less Accumulated Depreciation and Amortization of $107,604	13,043
Deferred Tax Benefit	6,008
Other Assets	3,192
Total Assets	$ 236,061

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Payroll Related Payable	$ 12,060
Accounts Payable, Accrued Expenses and Other Liabilities	9,395
Profit Sharing Payable	25,141
Total Liabilities	46,596
STOCKHOLDERS' EQUITY	
Common Stock, 30,000 Shares Authorized 18,000 Issued and Outstanding, $1.00 Par Value (Note I)	18,000
Additional Paid in Capital	87,848
Retained Earnings	440,117
Treasury Stock	(356,500)
Total Stockholders' Equity	189,465
Total Liabilities and Stockholders' Equity	$ 236,061

The accompanying notes are an integral part of the financial statements.

GENERAL SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED JULY 31, 2002

REVENUE	
Commissions	$ 707,944
Net Inventory and Investment Gains (Losses)	61,499
Interest and Dividends	58,320
Other	7,634
Total Revenue	835,397
EXPENSES	
Salaries	298,564
Clearance Brokerage	173,948
Commissions	198,115
Communications	8,234
Occupancy	25,214
Regulations and Fees	12,264
Profit Sharing Contribution	25,141
Other Operating Expenses	72,760
Total Expenses	814,240
Income (Loss) Before Income Taxes	21,157
Provision For Income Taxes	5,416
Net Income (Loss)	$ 15,741

The accompanying notes are an integral part of the financial statements.

GENERAL SECURITIES CORPORATION
SCHEDULE OF OTHER OPERATING EXPENSES
FOR THE YEAR ENDED JULY 31, 2002

OTHER OPERATING EXPENSES	
Payroll Taxes	$ 18,440
Cleaning and Maintenance	2,366
Office Expense	11,737
Accounting	5,500
Insurance	20,422
Utilities	3,802
Depreciation	2,810
Promotion and Advertising	1,539
Dues and Publications	1,323
Postage and Shipping	2,724
Other Taxes	796
Miscellaneous	1,301
Total Other Operating Expenses	$ 72,760

The accompanying notes are an integral part of the financial statements.

GENERAL SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JULY 31, 2002

	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings
Balance, July 31, 2000	$ 18,000	$ 87,848	$ 262,000	$ 424,376
Net Income				15,741
Other Changes			94,500	
Balance, July 31, 2002	$ 18,000	$ 87,848	$ 356,500	$ 440,117

The accompanying notes are an integral part of the financial statements.

GENERAL SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ 15,741
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	$ 2,810	
Deferred Tax Benefit	5,416	
(Increase) Decrease in Assets:		
Deposits with Clearing Organizations	85	
Receivable from Broker, Dealers and Clearing Organizations	(246)	
Securities Owned	113,037	
Increase (Decrease) in Liabilities:		
Payroll Related Payable	8,415	
Accounts Payable, Accrued Expenses and Other Liabilities	(5,912)	
Profit Sharing Payable	(13,267)	
Total Adjustments		110,338
Net Cash Provided (Used) by Operating Activities		126,079
CASH FLOWS FROM INVESTING ACTIVITIES		
Equipment Purchases		(4,434)
CASH FLOWS FROM FINANCING ACTIVITIES		
Purchase of Treasury Stock		(94,500)
Net Increase (Decrease) in Cash		27,145
Cash at Beginning of Year		85,314
Cash at End of Year		$ 112,459

The accompanying notes are an integral part of the financial statements.

GENERAL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
JULY 31, 2002

NOTE A - NATURE OF BUSINESS

General Securities Corporation is a broker/dealer located in North Kansas City, Missouri. The Corporation is primarily engaged in the buying and selling of securities, commodities, mutual funds and insurance products. The Corporation also engages in providing investment advisory services to its customers.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of General Securities Corporation is presented to assist in understanding the Corporation's financial statements. The financial statements and notes are representations of the Corporation's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Basis of Accounting

The Corporation prepares its financial statements on the accrual basis of accounting. Brokerage transactions of the Corporation are recorded on a trade date basis. Customer brokerage transactions are recorded on a settlement date basis. All related commission income and expenses are recorded on a trade date basis.

Cash

For the purposes of the statement of cash flows, the Corporation considers cash and restricted cash to be cash equivalents.

Marketable Securities, Owned

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent quoted market. The resulting difference between cost and market (or fair value) is included in income on the income statement. The Corporation's marketable securities owned at July 31, 2002, consisted of:

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -Continued

Marketable Securities, Owned - Continued

	Owned	Sold But Not Yet Purchased
Cash and Money Market Funds	$ 675	$ 0
U.S. Government & Agency	36,054	0
Corporate Stocks	12	0
	$ 36,741	$ 0

The Corporation clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Corporation.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Expenditures for maintenance and repairs are expensed as incurred. The cost of property, plant and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated (amortized) over the lesser of the length of the related leases or the estimated useful lives of the assets. Depreciation is computed on a combination of straight-line and accelerated methods for financial reporting purposes and on accelerated methods for income tax purposes. Depreciation expense of $2,810 was recorded for the year ended July 31, 2002. The Corporation's property, plant and equipment with related accumulated depreciation consisted of:

Office Equipment	$ 47,669
Leasehold Improvements	7,794
Computer Equipment	65,184
Total	120,647
Accumulated Depreciation	(107,604)
Net Book Value	$ 13,043

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -Continued

Income Taxes - Continued

recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes) and timing differences when income and expenses are reported for tax and accounting purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for capital losses that are available to offset future capital gain income.

NOTE C - CASH - RESTRICTED

The Corporation holds an inventory maintenance account at Southwest Securities, Inc. for maintaining inventory positions on the margin. A portion of the account is required to remain deposited for the Corporation to maintain its current inventory position. The restricted amount is computed based on a formula in the inventory agreement. The restricted balance at July 31, 2002, was $69,403.

NOTE D - DEPOSITS WITH CLEARING ORGANIZATIONS

The Corporation maintains cash deposits with clearing organizations. The deposits are required as part of agreements disclosing that the organizations will act as clearing brokers for the Corporation. The clearing broker is Southwest Securities, Inc. The balance on deposit with Southwest Securities, Inc. at July 31, 2002, was $50,244.

NOTE E - RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

Accounts receivable from and payable to clearing organizations include amounts resulting from Corporation inventory positions on the margin. An inventory short position represents the receivable and an inventory long position represents the payable. The inventory long position is collateralized by the securities. The clearing organization does not pay interest. The Corporation pays interest at a fluctuating rate (5.0% at July 31, 2002) that generally corresponds to the broker call money rate.

GENERAL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS - CONTINUED
JULY 31, 2002

NOTE F - EMPLOYEE BENEFIT PLAN

The Corporation has a non-qualified employee medical reimbursement plan. The plan was designed to assist employees (participants) in providing for medical and dental bills. The employees contribute from their payroll checks through payroll deductions. The funds are deposited in a separately maintained cash account. There is also a separately recorded liability representing the funds contributed by employees. The balances of the liability at July 31, 2002, was $1,100.

NOTE G - OPERATING LEASES

The Corporation leases commercial office space at 422 East Armour Road from Northtown Devco. The lease is a renewable non-cancelable seven-year operating lease, expiring August 31, 2005. Occupancy expenses of $25,214 were recorded for the year ended July 31, 2002. As of July 31, 2002, the aggregate future minimum lease payments for each of the next four years and thereafter are:

Years Ended July 31	Amount
2003	25,861
2004	26,398
2005	26,948
Total Future Minimum Lease Payments	$ 79,207

NOTE H - CONCENTRATIONS OF CREDIT RISK

The Corporation is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review, as necessary, the credit standing of each counterparty.

NOTE I - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 1503-1) which requires the maintenance of minimum net capital. The Corporation's minimum net capital requirement is $100,000. As of July 31, 2002, the Corporation had net capital of $166,861, which was in excess of the required amount by $66,861.

NOTE J - RETIREMENT PLAN

General Securities Corporation adopted a retirement plan effective August 1, 1995. The plan is a profit sharing/401K plan. To be eligible, employees must be at least 18 years of age, complete 1,000 hours of service per year, and have completed at least one year with the Corporation. Employees are allowed to make elective deferrals to the plan. The employer may make matching contributions to the accounts of all participants who make elective deferrals to the plan. Employee contributions to the plan are 100% vested at the time they are made. Employer contributions are fully vested after five years of service with the Corporation. The Corporation contributed $25,141 to the plan for the year ended July 31, 2002.

NOTE K - INCOME TAXES

The Corporation uses the accrual method of accounting for income tax purposes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of income taxes currently due plus deferred taxes. The deferred taxes represent future tax return consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Corporation has a federal and state operating loss carryover of $6,008 which can be carried forward to the year 2020. Realization of the benefit from the operating loss carryforward is dependent on future taxable income of the corporation.

The deferred tax asset has been calculated as follows:

Deferred Tax Asset, July 31, 2001	$ 11,424
Used During Fiscal 2002	(5,416)
Deferred Tax Asset, July 31, 2002	$ 6,008

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER as of July, 31, 2002

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 189,465	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			189,465	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 189,465	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 22,604	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities— proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(22,604)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 166,861	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 166,861	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

as of July 31, 2002

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	3,107	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	66,861	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	162,202	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	46,596	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	46,596	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)				%	28%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2⅔ of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

GENERAL SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2002

SCHEDULE III

Reconciliation with Corporation's Computation
(Included in Part IIA of Form X-17A-5 as of July 31, 2002)

Net Capital, as reported in Corporation's Part IIA (Unaudited)	$ 165,504
Net Audit Adjustments	1,357
Net Capital per Audit	$ 166,861